UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

GALERA THERAPEUTICS INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

36338D108

(CUSIP Number)

April 16, 2024

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 6 Pages

CUSIP No. 36338D108	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alpha Pharma Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
6.	SHARED VOTING POWER

5,928,137 Shares (1) (2) (3)
7.	SOLE DISPOSITIVE POWER

0
8.	SHARED DISPOSITIVE POWER

5,928,137 Shares (1) (2) (3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,928,137 Shares (1) (2)(3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.899% (1)(2)(3)
12.	TYPE OF REPORTING PERSON

CO

(1)	Based on 54,392,170 shares outstanding as of March 28, 2024 as reported on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

(2)	Includes 3,178,137 shares of common stock held by Rochel Soffer individually and 2,750,000 shares of common stock held by Alpha Pharma Investments LLC. Rochel Soffer is the sole member of Alpha Pharma Investments LLC, has voting and dispositive power of Alpha Pharma Investments LLC and is therefore deemed the beneficial owner of such securities.

(3)	The Reporting Person disclaims beneficial ownership of all securities owned by Yair Schneid, the spouse of Rochel Soffer, except to the extent of her pecuniary interest therein, if any.

CUSIP No. 36338D108	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rochel Soffer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
5.	SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
6.	SHARED VOTING POWER

5,928,137 Shares (1) (2)(3)
7.	SOLE DISPOSITIVE POWER

0
8.	SHARED DISPOSITIVE POWER

5,928,137 Shares (1) (2)(3)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,928,137 Shares (1) (2)(3)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.899% (1)(2)(3)
12.	TYPE OF REPORTING PERSON

IN

(1)	Based on 54,392,170 shares outstanding as of March 28, 2024 as reported on Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on March 28, 2024.

(2)	Includes 3,178,137 shares of common stock held by Rochel Soffer individually and 2,750,000 shares of common stock held by Alpha Pharma Investments LLC. Rochel Soffer is the sole member of Alpha Pharma Investments LLC, has voting and dispositive power of Alpha Pharma Investments LLC and is therefore deemed the beneficial owner of such securities.

(3)	The Reporting Person disclaims beneficial ownership of all securities owned by Yair Schneid, the spouse of Rochel Soffer, except to the extent of her pecuniary interest therein, if any.

CUSIP No. 36338D108	13G	Page 4 of 6 Pages

ITEM 1 (a) NAME OF ISSUER: Galera Therapeutics Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

45 Liberty Blvd., Suite 230, Malvern, Pennsylvania 19355

ITEM 2 (a) NAME OF PERSON FILING:

The statement is filed on behalf of Rochel Soffer and Alpha Pharma Investments LLC (collectively, the “Reporting Persons”). Rochel Soffer is the sole member of Alpha Pharma Investments LLC, has voting and dispositive power of Alpha Pharma Investments LLC and is therefore deemed the beneficial owner of such securities. The Reporting Persons disclaim beneficial ownership of all securities owned by Yair Schneid, the spouse of Rochel Soffer, except to the extent of their pecuniary interest therein, if any.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

9559 Collins Avenue, #1009S, Miami, FL 33154

ITEM 2 (c) CITIZENSHIP:

Rochel Soffer is a citizen of the United States. Alpha Pharma LLC is organized in the State of Delaware.

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Shares, $0.001 par value per share

ITEM 2 (e) CUSIP NUMBER: 36338D108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

The information required by Items 4(a) – (c) is set forth in rows (5) – (11) of the cover page for each of the Reporting Persons hereto, including footnotes, and is incorporated herein by reference for the Reporting Persons. The percentage set forth in Row (11) of the cover page for each of the Reporting Persons is based on a total of 54,392,170 shares of Common Stock outstanding of the Issuer as of March 28, 2024. The information set forth in Rows (5) – (11) of the cover page for each of the Reporting Persons hereto is made as of April 16, 2024.

CUSIP No. 36338D108	13G	Page 5 of 6 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 36338D108	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2024
(Date)

ALPHA PHARMA INVESTMENTS LLC

By:	/s/ Rochel Soffer, Sole Member

ROCHEL SOFFER

By:	/s/ Rochel Soffer